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March 26, 2008	William A. Bennett Associate 202.637.5786 wabennett@hhlaw.com

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SES Solar Inc.
Amendment No. 3 to Registration Statement on Form S-1 (previously filed on Form SB-2)
Filed March 26, 2008
File No. 333-140864

Dear Mr. Owings:

On behalf of SES Solar Inc. (the “Company”), we are forwarding for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Company’s Registration Statement on Form S-1. We are also forwarding to you a clean version of Amendment No. 3 and three versions marked to show changes.

The Company was informed by the staff on January 18, 2008 that the Registration Statement and related filings had been cleared of comments. We are filing Amendment No. 3 to the Registration Statement to include the legality opinion filed as Exhibit 5.1 as well as two additional exhibits (Exhibits 10.17.1 and 10.21). Amendment No. 3 also reflects a slightly reduced number of shares being registered for resale as well as updated and conforming disclosure and financial information for the fiscal year ended December 31, 2007. Finally, Amendment No. 3 has been transitioned from Form SB-2 to Form S-1 in accordance with Release No. 33-8876 (Dec. 19, 2007), “Smaller Reporting Company Regulatory Relief and Simplification.” Preceding Amendment No. 3, the Company has also filed its Form 10-KSB for the fiscal year ended December 31, 2007.

The Company would like to go effective on Amendment No. 3 as soon as the staff is in a position for it to do so. We look forward to working with you in this regard. Should you have any questions, please do not hesitate to contact me.

Kind regards,

/s/ William A. Bennett

William A. Bennett